Exhibit 99.1

Nebius announces agreement to acquire Tavily to add agentic search to its AI cloud platform

•	Acquisition extends Nebius's cloud platform capabilities with real-time search infrastructure for AI agents

•	Addresses critical capability in fast-growing agentic AI market to capture multibillion-dollar opportunity

Amsterdam, February 10, 2026 — Nebius (NASDAQ: NBIS), the AI cloud company, today announced an agreement to acquire Tavily, a leading agentic search provider serving Fortune 500 enterprises and top AI companies. The deal brings real-time search infrastructure into Nebius's AI cloud platform as the agentic AI market enters a period of rapid enterprise adoption.

This acquisition advances Nebius’s strategy to build a unified platform where vertical AI companies and enterprises can build, tune, and run autonomous agents. By adding Tavily’s agentic search to its existing AI cloud platform, Nebius is expanding the integrated software stack developers need to assemble and operate enterprise-grade agentic systems.

Tavily’s technology becomes a critical component of this stack, complementing Nebius Token Factory. While Token Factory provides the high-performance inference required for agents to reason, Tavily provides the real-time web access required for factual accuracy. By combining high-performance inference with real-time grounding, Nebius provides the essential building blocks for the next generation of AI applications.

The addition of agentic search capabilities gives Nebius customers critical architecture they need to build autonomous agents that can navigate the web, verify facts, and execute complex real-world tasks, while eliminating the need for developers to patch together disparate vendors.

Roman Chernin, co-founder and Chief Business Officer of Nebius, said:

“We're not just an infrastructure-as-a-service company — we're building the complete platform for anyone who wants to build AI products, agents, or services. Tavily is solving a critical part of this stack with agentic search and has proven it with strong developer adoption. This acquisition brings the search layer directly into our stack, so developers can focus on their applications instead of managing multiple vendors. Our strategy is clear: provide an open platform that serves everyone from startups to the largest enterprises, giving them the tools to own their AI destiny.”

The Tavily team, including founder and CEO Rotem Weiss, will join Nebius and continue leading development of the Tavily product. Tavily will continue operating under its current brand, serving existing customers and developing new capabilities while leveraging Nebius's global infrastructure and engineering resources.

Rotem Weiss, founder and CEO of Tavily, said:

“Tavily is on a mission to onboard the next billion AI agents to the web. Agentic search is a multi-billion-dollar opportunity, and we believe the market is poised to grow exponentially as enterprises deploy autonomous AI systems. Joining forces with Nebius, one of the world's premier deep-tech engineering teams, accelerates our ability to scale globally and enables us to push the boundaries of what's possible further and faster.”

The agentic AI market is projected to grow from approximately $7 billion in 2025 to between $140 billion and $200 billion by the early 2030s, representing a compound annual growth rate exceeding 40%.1 Within this landscape, agentic search infrastructure represents a critical enterprise capability: industry forecasts indicate AI agents will issue more internet queries than humans within the next few years.

Tavily has demonstrated strong product-market fit with over 3 million monthly SDK downloads achieved through organic, developer-led growth. With a developer community of more than one million users, Tavily serves Fortune 500 enterprises including IBM, alongside leading AI companies such as Cohere and Groq, powering mission-critical applications across industries including financial services, logistics, and enterprise operations.

The transaction is expected to close in the next few weeks, subject to customary closing conditions. The transaction value has not been disclosed.

1 E.g. Precedence Research, “Agentic AI Market Size to Hit USD 199.05 Billion by 2034” (December 2025).

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide. Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam. For more information please visit www.nebius.com

Contacts

Investor Relations: askIR@nebius.com

Media Relations: media@nebius.com

Disclaimer

Forward Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully compete in our sector; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; to successfully integrate acquired businesses and technologies; and to obtain further debt or equity financing that may be necessary to achieve our objectives on acceptable terms. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. We also continue to be subject to many of the risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on April 30, 2025, which are available on our investor relations website at https://nebius.com/ and on the SEC website at www.sec.gov. All information in this document is as of the date hereof, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.